2005 Franklin Electric Annual Report



About The Company

Franklin Electric is a global leader in water well pumping systems and fuel pumping systems. Franklin's products are present in approximately one of every two water wells and filling stations worldwide.

Contents

2005 Financial Highlights

	2005	2004	2003
Operations:			
[illegible]	$ 439,559	$ 404,305	$ 359,502
[illegible]	$ 46,009	$ 38,083	$ 34,480
Balance Sheet:			
[illegible]	$ (74,497)	$ (35,548)	$ (13,610)
[illegible]	$ 267,562	$ 234,333	$ 192,938
Cash Flow:			
[illegible]	$ 74,164	$ 57,507	$ 46,964
[illegible]	$ 17,845	$ 21,110	$ 15,261
Other Data:			
[illegible]	10.5%	9.4%	9.6%
[illegible]	31.3%	27.2%	26.4%
[illegible]	23,181	23,033	22,632
Per Share:			
[illegible]	$ 1.98	$ 1.65	$ 1.52
[illegible]	$ 0.38	$ 0.31	$ 0.27



$ Income (millions)


96 97 98 99 00 01 02 03 04 05

$ Earnings Per Share (dollars)


2.0
1.5
1.0
0.5
0
96 97 98 99 00 01 02 03 04 05

The people of Franklin Electric are pleased to report another year of substantial achievement —blending superior financial results with initiatives that pave the way for future success.

As Chief Executive Officer of Franklin Electric, I have two primary objectives—sustain Franklin's heritage of superior financial performance and enhance the Company's long-term capability to grow and prosper in an increasingly competitive global marketplace. Franklin people worldwide made solid progress on both of these objectives in 2005, achieving record earnings while undertaking major marketing, technical and manufacturing initiatives that will enhance the Company's growth and cost position.

Financial Highlights for 2005 include:

- Fully diluted earnings per share were a record $1.98, up $.33 per share or 20 percent compared to 2004. This increase was driven by sales growth of 9 percent and operating cost improvements from the Company's Global Manufacturing Realignment Program.
- During the year Franklin invested $29 million for capital expenditures and acquisitions, and an additional $14 million to repurchase stock. The dividend was increased from an annualized rate of $.32 per share to $.40 per share, the 12th increase in the past 12 years.
- At year end 2005, cash and short-term investments exceeded total debt by $74 million, an increase of $39 million versus year end 2004. Our strong balance sheet and liquidity provide a substantial capacity to capitalize on new opportunities.
- Return on average capital employed (as measured by EBIT/average capital employed) increased to 31 percent from 27 percent the prior year. This rate of return is well above average for manufacturing companies and reflects the superior performance of Franklin people, products and facilities worldwide.

As important as our annual financial performance is to the success of our Company, our primary mission remains to build Franklin's long-term capability to prosper and grow in the global marketplace. It was with this in mind that we are undertaking several major strategic initiatives that will have a long-term positive impact on the Company's growth and cost position.


B

A—An irrigation water well under construction south of Monterrey, Mexico.

B—For over half a century the four-inch submersible motor has proven its dependability around the world.

C—The four-inch Hi-Thrust submersible motor is designed for wells requiring more horsepower.

D—Hi-Temp six- and eight-inch motors are designed to operate dependably in wells with high temperatures and/or low flow conditions.

E—Franklin's North American field service engineers. Field service engineers are located throughout the world and provide on-site technical support for the groundwater professional.

F—Training programs and seminars conducted by FranklinTech are attended by several thousand customers each year.


A
D
F


A
B
SubDrive
SubDrive
CONSTANT PRESSURE PUMP SYSTEM
PAK
PAK
E

Strategic Focus

We are focused on expanding our sales in the global Water Systems and Petroleum Equipment Distribution Channels. Both of these are two-step channels in which we sell to (and through) hundreds of distributors, who in turn sell to thousands of contractors, who sell to millions of homeowners and filling station operators worldwide.

Our strategy for growing in these channels involves product line extensions. Our core product line—Franklin Submersible Motors—is strongly preferred by water system and petroleum equipment contractors worldwide. We want to increase our revenue per installation by offering an expanded line of pumping system products that complement Franklin Submersible Motors. So, for example, in an installation that includes a Franklin Motor, our revenue may be $100; if that same installation includes a Franklin Pump as well, our revenue may be $200; if a Franklin Drive and Control package is included our revenue may be $1,000; and if an entire underground filling station system is purchased from Franklin our revenue may be $50,000.



D

A—Four-inch submersible motor production in Linares, Mexico.

B, C and D—J-Class, Schaefer, and AquaDuty brand submersible and aboveground pumps were introduced during the second quarter of 2005.

E—The SubDrive QuickPak is a prepackaged optimized constant pressure waterwell system. The package includes a submersible motor, pump and an electronic controller.

Water Systems Growth

In Water Systems we recently made a very important change to our fundamental business model. Prior to 2005, we sold Franklin motors to pump manufacturers who in turn sold them downstream to distributors. In late 2004 we expanded our water systems product line to include a broad range of pumps and began to sell all of our products directly to distributors in addition to supplying pump manufacturers. We pursued this strategy in response to changing competitive conditions in the water systems market. There has been a significant consolidation of industry players at both the submersible pump manufacturer and distributor level. In light of these conditions we concluded that the time had come for us to diversify our customer base by selling directly to distributors and to expand our addressable market by adding pumping systems to our product line.

As a first step, we acquired JBD, Inc. in October 2004. JBD was the producer of JACUZZI brand pumps. This acquisition gave us a well-accepted and recognized submersible pump product line as well as a 250,000-square-foot facility with ample room for expansion.

In the course of implementing our new strategy, we have expanded our North American Water Systems sales, marketing and engineering headcount by 60 percent. Much of this growth has involved recruiting talented individuals with extensive water systems industry experience. For example, our Senior Management team


MonoDrive
SubDrive75
MonoDrive
SubDrive150
SubDrive300
SubDrive75
A
SubMonitor
Franklin Electric
B

now includes the last three Presidents of the Water Systems Council, our industry trade association. Our engineering staff now has the most comprehensive skill set in the Industry, combining world-class talent in all four critical pump technologies—motors, drives, controls and hydraulics.

Supplying a more diverse customer base and product line has required that we add cost, but it has also enabled us to reduce other costs and add revenue by selling one level down the distribution channel. The net impact to date has been a modest improvement in our operating margins.

During the second quarter of 2005 we launched three new pump brands—AQUADUTY, J-CLASS, and SCHAEFER. We are now in the process of building national distribution for each of them. We are pleased with the reception our brands are receiving among distributors and contractors. We believe our market share in water system pumps grew steadily throughout the last half of 2005 and that we are entering 2006 with good momentum.


PUMPTEC-PLUS
PUMP
PROTECTION
SYSTEM
POWER
LOAD
VOLTAGE
PUMPTEC
POWER
LOAD
VOLTAGE

A—The SubDrive family of constant water pressure controllers provide "City-Like" water even when large variations in demand occur.

B—The SubMonitor uses state-of-the-art technology to protect a submersible pumping system deep down in the well and provides a real-time digital readout should a fault occur.

C—PumpTec and PumpTec Plus protect a submersible water system against fluctuating voltage and wells that run dry.

This momentum will be enhanced by the launch of a number of new products in 2006. During the first half we will improve the functional performance of our submersible pumps by introducing new four-inch submersible hydraulics. The four-inch submersible pump is the backbone product within this distribution channel and our test data indicate that the new hydraulics will give our pumps superior overall performance characteristics.

Also during the first half of 2006 we plan to launch a new line of agricultural irrigation pumps that use technology acquired through our investment in Pioneer Pumps, Inc. Our benchmarking efforts indicate that these pumps will deliver excellent performance relative to the competition.

During the first quarter of 2006 we plan to introduce the QUICKPAK control system, which is a prepackaged constant pressure system for water wells. This system allows a well to provide constant pressure even when large variations in demand are occurring, such as when different irrigation zones are going on and off, or when showers and appliances in the home are going on and off. This is relatively new technology and less than 5 percent of water wells are currently equipped with constant pressure systems. We believe this concept could capture 25 percent or more of the market over time. With QUICKPAK we offer an optimized system that is easy to install, carries an enhanced warranty and costs less than buying individual components.

Aside from expanding our pump, drive and control sales, we are also focused on retaining our submersible motor


A
B
C
E

market position and the main focus of this activity is continuing to optimize distribution and recognition of the Franklin brand. While many companies have introduced submersible motors, the Franklin success is driven by our products' reliability and durability, which is the critical issue to contractors. So our top priorities are to continue enhancing the many proprietary features that make our motors highly reliable, and to continue enhancing the manufacturing disciplines that assure the overall quality of our products.

In addition we have put in place the most extensive



A—A fueling station near Linares, Mexico.

B—The Fueling Group is known for its broad petroleum equipment product offering. Their products are used in underground fuel pumping and fuel management systems around the world.

C—The APT and Phil-Tite brands offer a complete line of fueling dispenser sumps, flexible piping and fittings.

D—INCON supplies electronic fuel management systems to filling stations. The systems monitor fuel inventory levels, continuously monitor for fuel or vapor leaks and control the pump delivery rate.

E—EBW produces a full line of fuel handling equipment.

customer technical support network in the water systems industry. This includes field service engineers located throughout North America and the world, training programs that are attended by several thousand customers each year and a hotline staffed with experienced engineers who respond to 30,000 calls per year from contractor personnel with real-time installation questions.

In 2006 we plan to introduce a new technology that will further enhance our field service capability. It is called SUBFAST, an electronic diagnostic tool for water wells similar in function to the device used by auto repair shops to diagnose engine problems. As the SUBFAST diagnostic tool becomes available to contractors it will be valuable for preventive maintenance as well as quickly and accurately determining the cause of any problems that may be occurring. The SUBFAST diagnostic tool will be compatible with the entire installed base of Franklin motors, drives and controls.

Our game plan also involves improving our competitiveness by moving our motor production to world-class factories in relatively low cost regions. With the ramp up in 2005 of our three new factories in Mexico, The Czech Republic and China, we have increased our motor manufacturing in low cost regions from about 10 percent in 2003 (when we announced our Global Manufacturing Realignment Program) to about 35 percent at the end of 2005. All three of these factories are in full production and their quality is excellent. We are now in a position to add volume to each of these facilities with only incremental costs. So while we anticipate an increasingly competitive environment within the water systems distribution channel, we believe we are on the right track with our efforts to expand our customer base and product line. During 2005 our sales of motors, drives, controls and pumping systems to distributors and other customers more than offset declining sales to pump manufacturers, and as a result our Global Water Systems sales grew in excess of 10 percent. We expect this pattern to continue in the future as we roll out new pump brands and products. At the same time we are achieving meaningful cost reductions as we increase the global sourcing of our motors, pumps and components in low cost regions.

Franklin Fueling Systems

Franklin originally developed the explosion-proof submersible motor for pumping gasoline in the 1960s. Since then we have expanded our fueling product line to include not only pumps, but containment systems, electronic drives and monitoring devices. In 2004 we opened our new Franklin Fueling Systems headquarters, technical center and manufacturing operation in Madison, Wisconsin. This state-of-the-art facility is impressive to customers while also allowing us to reduce cost and improve quality.

Looking forward, we have identified several growth drivers for our fueling business.

The first such driver is the conversion of gasoline pumping technology from suction to pressure in several regions outside North America. Suction technology is currently predominant in Europe and Asia, while pressure pumping is predominant in North America. Franklin is a global leader in pressure systems for pumping gasoline. Because suction technology is less efficient for pumping unleaded fuels and is also less efficient for larger stations and high flow rates, station owners in Europe and Asia are slowly converting from suction to pressure. The demand in Asia for fuel pumping systems is also being driven by the exploding demand for motorized vehicles in China and India. We are expanding our distribution and marketing resources throughout these regions to capitalize on this opportunity.

Another growth driver is the increasing global demand for fuel management systems. Franklin is one of the major suppliers of electronic fuel management systems



Fueling Systems manufacturing and distribution center is located in Madison, Wisconsin. Fueling Systems is a leader in the design and manufacture of innovative equipment for the petroleum industry.

for filling stations. Our fuel management system performs a number of valuable services. First, it provides online, real-time information regarding fuel inventory levels and can be programmed to automatically request deliveries. The system will soon have the capability of measuring gasoline density and identifying if fuel deliveries have been adulterated. The system continuously monitors for fuel or vapor leaks and it controls the pump to deliver the EPA maximum flow rate of 10 gallons per minute no matter how many nozzles are in use.

In late 2005 we improved our fuel management product by introducing an upgraded electronic platform for the system. The new TS-5 Series platform is modular so station owners can choose which services they would like it to provide, it is easier to install and maintain, it provides improved communication technology for remote monitoring and it is easily programmed to communicate in foreign languages including Chinese characters.

In addition to normal growth, future demand for these systems will also be increased by legislative mandate. Municipalities around the world are enacting environmental regulations requiring station owners to monitor for fuel and vapor leaks. As a result, more and more station owners worldwide are installing electronic fuel management systems and the initial response to our new TS-5 Series product line has been excellent.

Board Changes

During 2005 we bid farewell to two long-serving directors of Franklin Electric. Don Schneider and Rob Little retired after serving 18 and 17 years respectively. Both gentlemen were diligent stewards for our shareowners and valued counselors to our management team. With their retirement we welcome to the Board David M. Wathen, President and Chief Executive Officer of Balfour Beatty, Inc., and Thomas L. Young, retired Executive Vice President and Chief Financial Officer of Owens-Illinois, Inc. The Company will benefit from their expertise and experience as global business leaders.

During 2005 the people of Franklin Electric again achieved record financial performance, but more importantly, we responded to changing market conditions with proactive initiatives to expand our customer base, product lines and addressable market. These initiatives significantly increase our market opportunity but also increase competition. We will capitalize on this opportunity and respond to the competition by continuing our intense focus on the execution of our Key Factors for Success (Quality, Availability, Service, Innovation and Value) which have been the basis of our success over many years.



R. Scott Trumbull
Chairman and Chief Executive Officer



Overview

Sales and earnings for 2005 were up from 2004. The increase in sales was primarily related to sales from acquisitions. Sales growth was benefited by price realization gains and organic growth in Water Systems pump unit shipments. Earnings improved in 2005 primarily due to the increased sales as well as reduced manufacturing costs from the Company's growing production base in Mexico, The Czech Republic, and China. These improvements were partially offset by higher commodity costs and increased fixed costs incurred in connection with the Company's channel strategy change for Water Systems product distribution. Included in the results for 2005 are restructuring expenses of $1.9 million pre-tax, down from $5.5 million pretax in 2004.

Results of Operations

Net sales for fiscal year 2005 were a record $439.6 million, an increase of $35.3 million or 9 percent compared to 2004 sales of $404.3 million. Incremental sales related to acquisitions for fiscal year 2005 were about $17.5 million or 4 percent of sales. The majority of the sales growth from acquisitions resulted from the JBD, Inc. (the former Jacuzzi Brand) pump company. Sales growth was benefited by price realization gains and organic growth in Water Systems pump unit shipments. Water Systems product sales worldwide were up about 10 percent for fiscal year 2005 compared to 2004. Sales revenue increases in all of our Water Systems product categories during the year (including submersible motors, pumps, and drives and controls) were partially offset by slightly lower unit volumes of motors and controls due to customers buying ahead of announced price increases in 2004. The sales increase in 2005 for water related products by customers principally in the North American market accounted for about $33.6 million or 15 percent. The sales increase by European customers was about $1.8 million for 2005 or 2 percent (when comparing both years at the current year exchange rate). Sales increased by gains in price realization of approximately $28 million in 2005 resulting from increases in product selling prices, changes in customer sales discount programs and greater direct sales to distribution customers. Incremental sales for 2005 related to the acquisition of the assets of JBD, Inc. were about $16.1 million. Fueling Systems product sales worldwide were up about 2 percent compared to the prior year, mostly related to an acquisition in the third quarter. Sales related to the acquisition of Phil-Tite Enterprises (Phil-Tite), a manufacturer of fuel containment systems, were about $1.4 million in 2005.

Net sales for 2004 were $404.3 million, an increase of $44.8 million or 12 percent compared to 2003 sales of $359.5 million. Foreign currencies, particularly the euro, strengthened relative to the U.S. dollar during

2004. The impact of this change in exchange rates was a $10.2 million or 3 percent increase in the Company's reported 2004 sales. Excluding the impact of changes in foreign currencies, net sales increased $34.6 million or about 9 percent. The sales volume increase for Water Systems products, by customers principally in the North American market, accounted for about $12.4 million or 3 percent for 2004. The sales increase by European customers was about $5.4 million for 2004 (when comparing both years at the current year exchange rate). The sales volume increase related primarily to increased sales of small submersible motor products worldwide, including electronic drives and controls to North American customers. Price increases, which were necessary due to significant increased costs for certain commodities used in the manufacture of the electric motors, primarily steel and copper, were $10.9 million for 2004 or 3 percent of the 2004 increase in sales revenue. Sales related to the acquisition of the assets of JBD, Inc. were $5.7 million. Sales of Fueling Systems products increased about $3.1 million during 2004 compared to 2003. Sales of Fueling Systems products increased primarily due to increased demand from service station equipment suppliers for submersible motors and monitoring equipment.

Cost of sales as a percent of net sales for 2005, 2004, and 2003 was 66.4 percent, 67.8 percent and 69.1 percent, respectively. Cost of sales as a percent of net sales decreased in 2005 from 2004 primarily as a result of increased sales volume, leveraging fixed costs, and improving profit margin. The improvement in gross profit from sales volume was offset by increased costs for certain commodities used in the manufacture of the electric motors, primarily steel and copper, of $5.8 million for 2005. Manufacturing costs have been reduced as approximately 23 percent of global Water Systems manufacturing man-hours were in relatively low-cost countries (Mexico, The Czech Republic, and China) in 2005 versus about 13 percent in 2004. Cost of sales as a percent of net sales decreased in 2004 from 2003 primarily as a result of increased sales volume, leveraging fixed costs, and improving profit margin. Gross profit was further improved by increases in selling prices. Cost increases for certain commodities, used in the manufacture of the electric motors were $9.3 million for 2004.

Selling and administrative ("SG&A") expense as a percent of net sales for 2005, 2004, and 2003 was 17.2 percent, 16.0 percent and 16.5 percent, respectively. SG&A costs increased about $10.6 million in 2005 over 2004 partially due to increased selling and marketing expenses of about $3.4 million related to the change in distribution channels. The Company expanded its sales force and increased other selling expenses related to a broader customer base with the addition of specialty water systems distributors. Incremental SG&A expenses related to acquisitions were about $2.7 million for 2005. SG&A costs increased about $5.5 million in 2004 over 2003 partially due to the effect of changes in the foreign exchange rate of $1.0 million. The Company further incurred selling and marketing expenses of about $1.0 million related to the announced change in distribution channels. The Company incurred additional SG&A costs related to the continued growth of new electronic products related to submersible motors; higher commissions related to the increased sales; general insurance cost increases; and costs of internal control compliance procedures associated with the Sarbanes-Oxley Act in 2004.

Restructuring expenses of $1.9 million and $5.5 million were incurred during 2005 and 2004, respectively. The expenses (included in "Restructure Expense" on the income statement) related to the Global Manufacturing Realignment Program (see Note 14). The costs were primarily for severance and other employee related expenses, as well as, equipment transfers and travel. The Company has substantially completed the consolidation of manufacturing facilities in North America and Europe. The first phase of the Realignment Program was estimated to cost in total $10.0 million pre-tax from its inception in 2003. This phase of the ongoing program resulted in actual pre-tax restructuring expense of $7.5 million over the two year period. The first phase of the Realignment Program is considered substantially complete at the end of 2005.

Interest expense for 2005, 2004, and 2003 was $0.8 million, $0.5 million and $1.1 million, respectively. Interest expense increased in 2005 due to increased interest rates. Interest expense decreased in 2004 due primarily to lower outstanding debt.

Included in other income for 2005, 2004, and 2003 was interest income of $1.4 million, $0.5 million and $0.4 million, respectively, primarily derived from the investment of cash balances in short-term U.S. treasury and agency securities.

Foreign currency-based transactions produced a gain for 2005 of $0.2 million primarily due to fluctuations between the U.S. dollar and the Chinese Yuan and Mexican Peso. The foreign currency-based transaction loss, $0.5 million, in 2004 was due primarily to the euro rate changes relative to other currencies in Europe. A gain was realized for 2003 of $0.3 million due primarily to the strengthening euro relative to the U.S. dollar during most of 2003.

The provision for income taxes in 2005, 2004, and 2003 was $25.1 million, $21.0 million and $16.8 million, respectively. The effective tax rates were 35.3, 35.5 and 32.8 percent for 2005, 2004, and 2003, respectively. The effective tax rate differs from the United States statutory rate of 35 percent, generally due to foreign income exclusion and R&D credits and due to the effects of state and foreign income taxes, net of federal tax benefits. The lower rate of 32.8 percent for 2003 was down from the 2005 and the 2004 rates as a result of prior years' tax credits realized in 2003. The tax credits resulted from tax planning activities performed in 2002 and 2003 in the areas of foreign income exclusion and R&D credits.

Net income for 2005 was $46.0 million, or $1.98 per diluted share, compared to 2004 net income of $38.1 million, or $1.65 per diluted share. Net income for 2003 was $34.5 million, or $1.52 per diluted share. Share and per share data for 2004 and 2003 reflects the Company's two-for-one stock split effected in the form of a 100 percent stock distribution made on June 15, 2004.

Capital Resources and Liquidity

Cash flows from operations provide the principal source of current liquidity. Net cash flows provided by operating activities were $74.2 million, $57.5 million and $47.0 million in 2005, 2004, and 2003, respectively. The primary source of cash from operations was earnings. Significant uses of operating cash flow in 2005, 2004, and 2003 were related to increases in inventory, $10.6 million, $1.2 million and $2.1 million, respectively. Inventories increased significantly in 2005 as the Company increased finished goods availability for distribution customers as a part of its new distribution channel strategy. Accounts receivable, accounts payable, and other accrued expenses were significant sources of operating cash flow in 2005. Accounts receivable increases were primarily attributable to the timing of payments received from customers and increased sales during 2005. Accounts payable increases were primarily attributable to the timing of payments made to vendors and increased inventories during 2005. In both 2004 and 2003, payments of $4.0 million were made to qualified employee benefit plans.

Net cash flows used in investing activities were $63.5 million, $30.4 million and $15.5 million in 2005, 2004, and 2003, respectively. The Company paid $36.0 million for short-term investment securities, net of short term investment securities sold (see Note 2) in 2005. The Company paid an aggregate of $8.5 million for acquisitions in 2005, net of cash acquired. The acquisitions consisted of $5.6 million for Phil-Tite and $2.9 million for an equity investment in Pioneer. The primary use of cash for investing activities in 2004 and 2003 was additions to property, plant and equipment. Another use of cash in 2004 was for the acquisition of certain assets of JBD, Inc. for $9.3 million.

Net cash flows used in financing activities were $9.0 million, $7.1 million and $24.0 million in 2005, 2004, and 2003, respectively. The Company paid $8.5 million, $6.8 million and $5.9 million in dividends on the Company's common stock in 2005, 2004, and 2003, respectively. Another principal use of cash was purchases of Company common stock under the Company's repurchase program. During 2005, 2004, and 2003, the Company repurchased 366,308 shares of its common stock for $13.8 million, 102,800 for $3.1 million and 380,294 for $9.8 million, respectively. The primary use of cash for financing activities in 2003 was the repayment of long term debt, $19.9 million.

Cash and cash equivalents at the end of 2005 were $52.1 million compared to $50.6 million at the end of 2004, and $30.0 million at the end of 2003. Working capital increased $27.3 million in 2005 and the current ratio of the Company was 3.2 for 2005 compared to a current ratio of 3.1 and 2.8 at the end of 2004 and 2003, respectively.

Principal payments of $1.0 million per year on the Company's $20.0 million of unsecured long-term debt began in 1998 and will continue until 2008 when a balloon payment of $10.0 million will fully retire the debt. In September 2004, the Company entered into an unsecured, 60-month $80.0 million revolving credit agreement (the "Agreement"). The Agreement includes a facility fee of one-tenth of one percent on the committed amount. The Company had no outstanding borrowings under the Agreement at December 31, 2005. The Company is subject to certain financial covenants with respect to borrowings, interest coverage, working capital, loans or advances, and investments. The Company was in compliance with all debt covenants at all times in 2005, 2004, and 2003.

At December 31, 2005, the Company had $3.6 million of commitments primarily for the purchase of machinery and equipment, and building expansions. Management believes that internally generated funds and existing credit arrangements provide sufficient liquidity to meet current commitments.

Aggregate Contractual Obligations

Most of the Company's contractual obligations to make payments to third parties are debt obligations. In addition, the Company has certain contractual obligations for future lease payments, as well as, purchase obligations. The payment schedule for these contractual obligations is as follows:

(In millions)

	Total	Less Than 1 Year	2–3 Years	4–5 Years	More Than 5 Years
Debt	$12.3	$1.0	$11.3	$—	$—
Interest	2.1	0.8	1.3	—	—
Capital leases	1.3	0.3	0.6	0.4	—
Operating leases	13.4	3.1	4.2	2.4	3.7
Purchase obligations	3.6	3.6	—	—	—
	$32.7	$8.8	$17.4	$2.8	$3.7

Note: The Company also has pension and other post-retirement benefit obligations not included in the table above which will result in future payments.

Accounting Pronouncements

On December 16, 2004, the FASB issued SFAS No. 123(R) "Share-Based Payment", which requires compensation costs related to share-based payment transactions be recognized in the financial statements. With minor exceptions, the amount of compensation costs will be measured based on the grant-date fair value of the equity or liability instruments issued, over the period that the employee provides service in exchange for the award. In addition, liability awards will be re-measured each reporting period. This pronouncement is effective as of the beginning of the first fiscal year beginning after June 15, 2005. The impact on the Company's results of operations or financial position as of the adoption of this pronouncement is not expected to be materially different from the pro-forma results.

In May 2005, FASB issued SFAS No. 154 "Accounting Changes and Error Corrections", which changes the requirements for the accounting and reporting of a change in accounting principle. The statement requires retrospective application to prior period financial statements of changes in accounting principle, unless impracticable to do so. It also requires that a change in the depreciation, amortization, or depletion method for long-lived non-financial assets be accounted as a change in accounting estimate, effected by a change in accounting principle. Accounting for error corrections and accounting estimate changes will still be handled according to guidance in APB Opinion 20 "Accounting Changes" as carried forward in this pronouncement. The statement is effective for fiscal years beginning after December 15, 2005. The Company will adopt this pronouncement at that time, and account for accounting changes and errors accordingly. The Company does not expect a material impact on its results of operations or financial position.

In October 2005, FASB issued FASB Staff Position (FSP) No. FAS 123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)". Assuming all other criteria of the grant date definition have been met, grant date is the date the award is approved in accordance with an entity's corporate governance provisions, provided the award is a unilateral grant, whereby the recipient cannot negotiate the key terms and award conditions. As well the key terms and conditions are expected to be communicated to the recipient within a relatively short time from the date of approval. This FSP guidance is effective upon adoption of FASB 123(R). The Company will evaluate this guidance, but does not expect a material impact on its results of operations or financial position.

In November 2005, FASB issued FSP No. FAS 123 (R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards". This FSP provides a practical transition election related to accounting for the tax effects of share-based payment awards to employees, as an alternative to the transition guidance for the APIC pool in paragraph 81 of Statement 123(R). The guidance in this FSP is effective after November 10, 2005 as posted to the FASB website. The Company may take up to one year from the later of adoption of SFAS 123(R) or the effective date of this FSP to evaluate its available transition alternatives and make its one-time election. The Company will evaluate this guidance, but does not expect a material impact on its results of operations or financial position.

In November 2005, FASB issued FSP Nos. FAS 115-1 and 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This FSP addressees the determination as to when an investment is considered impaired, whether the impairment is 'other-than-temporary', and the measurement of an impairment loss. The investment is impaired if the fair value is less than cost. The impairment is 'other-than-temporary' for equity securities and debt securities that can contractually be prepaid or otherwise settled in such a way that the investor would not recover substantially all of its cost. If 'other-than-temporary', an impairment loss shall be recognized in earnings equal to the difference between the investment's cost and its fair value. The guidance in this FSP is effective in reporting periods beginning after December 15, 2005. The Company will review FSP Nos. FAS 115-1 and 124-1, but does not expect the adoption of this FSP to have a material impact on its operating results or financial position.

Critical Accounting Policies and Estimates

Management's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, allowance for doubtful accounts, accounts receivable, inventories, recoverability of long-lived assets, intangible assets, income taxes, warranty obligations, pensions and other employee benefit plan obligations, and contingencies. Management bases its estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition:

Products are shipped utilizing common carriers direct to customers or, for consignment products, to customer-specified warehouse locations. Sales are recognized when the Company's products are shipped direct or, in the case of consignment products, transferred from the customer-specified warehouse location to the customer, at which time transfer of ownership and risk of loss pass to the customer. The Company records net sales revenues after discounts at the time of sale based on specific discount programs in effect, historical data and experience.

Accounts Receivable and Allowance for Uncollectible Accounts:

Accounts receivable is comprised of balances due from customers net of estimated allowances for uncollectible accounts. In determining allowances, historical trends are evaluated and economic conditions and specific customer issues are reviewed to arrive at appropriate allowances. Allowance levels change as customer-specific circumstances and the other analysis areas noted above change. Differences may result in the amount for allowances if actual experience differs significantly from management estimates; such differences have not historically been material.

Inventory Valuation:

The Company uses certain estimates and judgments to value inventory. Inventory is recorded at the lower of cost or market. The Company reviews its inventories for excess or obsolete products or components. Based on an analysis of historical usage and management's evaluation of estimated future demand, market conditions and alternative uses for possible excess or obsolete parts, reserves are recorded or changed. Significant fluctuations in demand or changes in market conditions could impact management's estimates of necessary reserves. Excess and obsolete inventory is periodically disposed through sale to third parties, scrapping or other means, and the reserves are appropriately reduced. Differences may result in the amount for reserves if actual experience differs significantly from management estimates; such differences have not historically been material.

Goodwill and Other Intangible Assets:

Under the requirements of SFAS No. 142, "Goodwill and other Intangible Assets", goodwill is no longer amortized; however it is tested for impairment annually or more frequently whenever events or change in circumstances indicate that the asset may be impaired. The Company performs impairment reviews for its reporting unit using future cash flows based on management's judgments and assumptions. An asset's value is impaired if the estimate of the aggregate future cash flows, undiscounted and without interest charges, to be generated are less than the carrying amount of the reporting unit including goodwill. Such cash flows consider factors such as expected future operating income and historical trends, as well as the effects of demand and competition. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the reporting unit including goodwill over the fair value. Such estimates require the use of judgment and numerous subjective assumptions, which, if actual experience varies, could result in material differences in the requirements for impairment charges.

Income Taxes:

Under the requirements of SFAS No. 109, "Accounting for Income Taxes", the Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Management judgment is required in determining the Company's provision for income taxes, deferred tax assets and liabilities, which, if actual experience varies, could result in material adjustments to deferred tax assets and liabilities.

Warranty Obligations:

Warranty terms are generally two years from date of manufacture or one year from date of installation. Warranty liability is recorded when revenue is recognized and is based on actual historical return rates from the most recent warranty periods. While the Company's warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could exceed those estimates.

Pension and Employee Benefit Obligations:

With the assistance of the Company's actuaries the discount rate to be used to determine pension and post-retirement plan liabilities is selected using a yield-curve approach. The yield-curve approach discounts each expected cash flow of the liability stream at an interest rate based on high quality corporate bonds. The present values of the discounted cash flows are summed and an equivalent weighted-average discount rate is calculated. A change in the discount rate selected by the Company of 25 basis points would result in a change of about $0.1 million of employee benefit expense. The Company consults with actuaries, asset allocation consultants and investment advisors to determine the expected long term rate of return on plan assets based on historical and projected rates of return on the types of assets in which the plans have invested. A change in the long term rate of return selected by the Company of 25 basis points would result in a change of about $0.3 million of employee benefit expense (see Note 5).

Factors That May Affect Future Results

Any forward-looking statements contained herein involve risks and uncertainties, including, but not limited to, general economic and currency conditions, various conditions specific to the Company's business and industry, market demand, competitive factors, changes in distribution channels, supply constraints, technology factors, litigation, government and regulatory actions, the Company's accounting policies, future trends, and other risks. These risks and uncertainties may cause actual results to differ materially from those indicated by the forward-looking statements. Any forward-looking statements included in this report are based upon information presently available. The Company does not assume any obligation to update any forward-looking information.

Quantitative and Qualitative Disclosures About Market Risk

The Company is subject to market risk associated with changes in foreign currency exchange rates and interest rates. Foreign currency exchange rate risk is mitigated through several means: maintenance of local production facilities in the markets served, invoicing of customers in the same currency as the source of the products, prompt settlement of inter-company balances utilizing a global netting system and limited use of foreign currency denominated debt. Interest rate exposure is limited to variable rate interest borrowings under the Company's revolving credit agreement, certain overdraft facilities at the Company's foreign subsidiaries and an interest rate swap. Additional information regarding the use of an interest rate swap is included in Note 9 to the consolidated financial statements.

Ten Year Financial Summary

(In thousands, except per share amounts and ratios)

	2005 (a)	2004 (b)	2003
	$439,559	$404,305	$359,502
	147,814	130,185	111,001
	766	488	1,107
	25,084	20,951	16,847
	46,009	38,083	34,480
	14,971	15,143	13,748
	17,845	21,110	15,261
	$138,998	$111,697	$ 82,640
	95,732	95,924	83,916
	379,762	333,473	281,971
	12,324	13,752	14,960
	267,562	234,333	192,938
	10.5%	9.4%	9.6
	12.9%	12.4%	12.8
	3.2	3.1	2.8
	22,485	22,041	21,828
	$ 45.29	$ 43.48	$ 32.80
	34.54	29.01	23.00
	2.07	1.73	1.59
	1.98	1.65	1.52
	11.54	10.17	8.53
	0.38	0.31	0.27

...wholly-owned subsidiary, Phil-Tite Enterprises, and the effect of ... acquired in the third quarter of 2005.

...wholly-owned subsidiary, Franklin Pump Systems, since the ... third quarter of 2004.

...wholly-owned subsidiaries, Coverco S.r.l. and Intelligent ... first and third quarters of 2002, respectively.

2002 (c)	2001	2000 (d)	1999	1998	1997 (e)	1996
$354,872	$322,908	$325,731	$293,236	$272,533	$303,298	$300,689
104,498	92,871	85,186	84,171	79,955	85,533	79,214
1,317	1,193	1,111	1,317	1,364	1,435	1,308
18,273	16,235	13,683	15,591	15,237	15,004	11,827
32,204	27,150	22,226	26,805	24,784	25,505	21,510
12,878	12,660	10,839	7,460	6,687	7,628	8,389
15,568	6,709	14,108	13,691	24,601	8,598	6,235
$ 62,762	$ 69,158	$ 54,897	$ 56,886	$ 61,878	$ 87,973	$ 89,471
76,033	58,839	64,604	57,047	51,461	32,357	40,097
258,583	195,643	197,179	176,101	167,590	163,110	172,959
25,946	14,465	15,874	17,057	18,089	19,163	20,276
153,138	123,269	115,998	96,293	91,597	92,841	99,823
9.1%	8.4%	6.8%	9.1%	9.1%	8.4%	7.2%
14.2%	13.8%	11.9%	15.6%	15.0%	15.2%	13.2%
2.2	2.7	2.2	2.2	2.4	3.2	3.2
21,648	21,336	22,016	21,652	22,296	23,388	25,484
$ 30.27	$ 21.32	$ 18.25	$ 18.72	$ 18.13	$ 16.07	$ 11.32
19.95	16.00	13.06	14.75	10.00	10.32	7.69
1.48	1.25	1.02	1.22	1.08	1.08	0.86
1.42	1.19	0.98	1.15	1.01	1.00	0.81
6.74	5.42	5.10	4.14	3.71	3.65	3.74
0.26	0.24	0.22	0.20	0.17	0.15	0.12

(d) Includes the results of operations of the Company's wholly-owned subsidiaries, EBW, Inc. and Advance Polymer Technology, Inc., since their acquisition in the third quarter of 2000.

(e) Includes 10 months of the results of operations of the Company's wholly-owned subsidiary, Oil Dynamics, Inc., until its sale in the fourth quarter of 1997.

(f) Working capital = Current assets - Current liabilities

(g) Current ratio = Current assets divided by Current liabilities

(h) Book value = Shareowners' equity divided by weighted-average common shares, assuming full dilution

Dividend Payments

The number of shareowners of record as of February 3, 2006 was 933. The Company's stock is traded on Nasdaq National Market: Symbol FELE.

All share and per share data included reflect the Company's two-for-one stock split effected in the form of a 100 percent stock distribution made on June 15, 2004. Dividends paid and the price range per common share as quoted by the Nasdaq National Market for 2005 and 2004 were as follows:

	DIVIDENDS PER SHARE		PRICE PER SHARE			
	2005	2004	2005		2004	
			Low	High	Low	High
1st Quarter	**$ .08**	$ .07	**$37.360**	**$44.310**	$29.005	$34.160
2nd Quarter	**$ .10**	$ .08	**$34.540**	**$40.820**	$29.060	$40.250
3rd Quarter	**$ .10**	$ .08	**$37.010**	**$45.290**	$35.000	$43.000
4th Quarter	**$ .10**	$ .08	**$39.200**	**$44.750**	$36.080	$43.480

Management's Report on Internal Control over Financial Reporting

System of Internal Control over Financial Reporting:

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting of the Company. This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* (the "Framework") issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation, management concluded that the Company's system of internal control over financial reporting was effective as of December 31, 2005.

Report of Independent Registered Public Accounting Firm:

The consolidated financial statements and management's assessment of the effectiveness of the Company's internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm

To the Shareowners and Directors, Franklin Electric Co., Inc.:

We have audited the accompanying consolidated balance sheets of Franklin Electric Co., Inc. and subsidiaries (the "Company") as of December 31, 2005 and January 1, 2005, and the related consolidated statements of income, shareowners' equity, and cash flows for each of the three years in the period ended December 31, 2005. We also have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and January 1, 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte + Touche LLP

Deloitte & Touche LLP, Chicago, Illinois, February 9, 2006

Consolidated Statements of Income

(In thousands, except per share amounts)	2005	2004	2003
	$439,559	$404,305	$359,502
	291,745	274,120	248,501
	147,814	130,185	111,001
	75,448	64,867	59,365
	1,920	5,536	—
	70,446	59,782	51,636
	(766)	(488)	(1,107)
	1,200	219	532
	213	(479)	266
	71,093	59,034	51,327
	25,084	20,951	16,847
	$ 46,009	$ 38,083	$ 34,480
	$ 2.07	$ 1.73	$ 1.59
	$ 1.98	$ 1.65	$ 1.52
	$ .38	$ .31	$ .27

Consolidated Balance Sheets

Assets (In thousands)

	2005	2004
[illegible]	$ 52,136	$ 50,604
[illegible]	35,988	—
[illegible] respectively) ...	30,165	39,312
[illegible]	25,267	25,346
[illegible]	10,647	7,939
[illegible]	51,754	44,912
[illegible]	(17,287)	(15,755)
[illegible]	70,381	62,442
[illegible] income taxes [illegible]	14,350	13,784
[illegible]	203,020	166,142
[illegible]	53,106	52,809
[illegible]	164,926	163,968
[illegible]	218,032	216,777
[illegible]	122,300	120,853
[illegible]	95,732	95,924
[illegible]	23,028	14,010
[illegible]	57,982	57,397
[illegible]	$379,762	$333,473

Consolidated Balance Sheets (continued)

Liabilities and Shareowners' Equity (In thousands)	2005	2004
[illegible]	$ 1,303	$ 1,304
[illegible]	26,409	16,594
[illegible]	34,223	33,354
[illegible]	2,087	3,193
[illegible]	64,022	54,445
[illegible]	12,324	13,752
[illegible]	4,296	6,304
[illegible]	25,830	18,801
[illegible]	5,728	5,838
[illegible] 0 par value)		
[illegible]	2,249	2,204
[illegible]	74,717	52,743
[illegible]	190,381	166,557
[illegible]	(432)	(665)
[illegible]	647	13,494
[illegible]	267,562	234,333
[illegible]	$379,762	$333,473

Consolidated Statements of Cash Flows

(In thousands)	2005	2004	2003
[illegible]	$ 46,009	$ 38,083	$ 34,480
[illegible]	14,971	15,143	13,748
[illegible]	284	1,219	3,117
[illegible]	174	187	489
[illegible]	7,354	(1,243)	4,875
[illegible]	(10,642)	(1,167)	(2,140)
[illegible]	14,006	7,305	(4,439)
[illegible]	2,420	(3,491)	(2,584)
[illegible]	(412)	1,471	(582)
[illegible]	74,164	57,507	46,964
[illegible]	(17,845)	(21,110)	(15,261)
[illegible]	1,073	29	241
[illegible]	(2,184)	(10)	(434)
[illegible]	(236,773)	—	—
[illegible]	200,785	—	—
[illegible]	(8,509)	(9,307)	—
[illegible]	(63,453)	(30,398)	(15,454)
[illegible]	—	—	6,648
[illegible]	(1,280)	(1,553)	(19,853)
[illegible]	—	—	11,000
[illegible]	—	—	(11,024)
[illegible]	14,298	4,110	4,750
[illegible]	(13,775)	(3,091)	(9,782)
[illegible]	233	232	233
[illegible]	(8,447)	(6,815)	(5,946)
[illegible]	(8,971)	(7,117)	(23,974)
[illegible]	(208)	650	2,293
[illegible]	1,532	20,642	9,829
[illegible]	50,604	29,962	20,133
[illegible]	$ 52,136	$ 50,604	$ 29,962

[illegible] was $0.7 million, $0.6 million and $1.2 million, respectively. Also, cash [illegible] was $19.3 million, $19.0 million and $13.8 million, respectively.

Consolidated Statements of Shareowners' Equity and Comprehensive Income

(In thousands)

	[illegible]	Common Stock	Additional Capital	Retained Earnings	Loan to ESOP Trust	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income
	[illegible]	$2,164	$32,997	$125,308	$(1,130)	$(6,201)	
				34,480			$34,480
						10,983	10,983
						1,988	1,988
							$47,451
				(5,946)			
	748	74	7,722				
	(567)	(56)	28	(14,785)			
			5,079				
					233		
	[illegible]	2,182	45,826	139,057	(897)	6,770	
				38,083			$38,083
						6,935	6,935
						(211)	(211)
							$44,807
				(6,815)			
	338	35	4,495				
	(124)	(13)		(3,768)			
			2,422				
					232		
	[illegible]	2,204	52,743	166,557	(665)	13,494	
				46,009			$46,009
						(9,405)	(9,405)
						(3,442)	(3,442)
							$33,162
				(8,447)			
	810	82	15,002				
	[illegible]	(37)		(13,738)			
			6,972				
					233		
	[illegible]	$2,249	$74,717	$190,381	$ (432)	$ 647	

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year—The Company's fiscal year ends on the Saturday nearest December 31. The financial statements and accompanying notes are as of and for the years ended December 31, 2005 (52 weeks), January 1, 2005 (52 weeks) and January 3, 2004 (53 weeks) and are referred to as 2005, 2004, and 2003, respectively.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries.

Revenue Recognition—Products are shipped utilizing common carriers direct to customers or, for consignment products, to customer specified warehouse locations. Sales are recognized when the Company's products are shipped direct or, in the case of consignment products, transferred from the customer specified warehouse location to the customer, at which time transfer of ownership and risk of loss pass to the customer. The Company records net sales revenues after discounts at the time of sale based on specific discount programs in effect, historical data and experience.

Cash Equivalents—Cash equivalents consist of highly liquid investments which are readily convertible to cash, present insignificant risk of changes in value due to interest rate fluctuations, and have original or purchased maturities of three months or less.

Research and Development Expenses—The Company's research and development activities are charged to expense in the period incurred.

Fair Value of Financial Instruments—The carrying amounts for cash and equivalents, long-term debt, and short-term debt approximate fair value. The fair value of long-term debt is estimated based on current borrowing rates for similar issues and current exchange rates for foreign currency denominated amounts. The Company's off-balance sheet instruments consist of operating leases which are not significant (see Note 15).

Accounts Receivable and Allowance for Uncollectible Accounts—Accounts receivable are stated at estimated net realizable value. Accounts receivable comprise balances due from customers net of estimated allowances for uncollectible accounts. In determining collectibility, historical trends are evaluated and specific customer issues are reviewed to arrive at appropriate allowances.

Inventories—Inventories are stated at the lower of cost or market. Domestic inventory cost is determined using either the last-in, first-out (LIFO) method or the first-in, first-out (FIFO) method. Inventories stated on the LIFO method approximated 31.5 percent and 33.1 percent of total inventories in 2005 and 2004, respectively. The Company reviews its inventories for excess or obsolete products or components. Based on an analysis of historical usage and management's evaluation of estimated future demand, market conditions and alternative uses for possible excess or obsolete parts, reserves are recorded or changed.

Property, Plant and Equipment—Property, plant and equipment are stated at cost. Depreciation of plant and equipment is provided principally on a straight line basis over the estimated useful lives of 5 to 50 years for land improvements and buildings, 2 to 10 years for machinery, equipment, furniture, and fixtures. Leasehold improvements are depreciated over their estimated useful life, or the life of the lease, whichever is shorter. Maintenance, repairs, and renewals of a minor nature are expensed as incurred. Betterments and major renewals which extend the useful lives of buildings, improvements, and equipment are capitalized. Accelerated methods are used for income tax purposes. The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Goodwill and Other Intangible Assets—Under Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and other Intangible Assets", goodwill is not amortized; however, it must be tested for impairment, at least annually. Under this guidance, the Company performs goodwill impairment testing for its reporting segment, annually or more frequently whenever events or a change in circumstances indicate that the asset may be impaired. Goodwill is then adjusted in the event of impairment. Amortization continues to be recorded for other intangible assets with definite lives.

Stock-Based Compensation—The Company accounts for its stock-based compensation plans under the intrinsic value method in accordance with the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No expense for stock options is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

For pro forma information regarding net income and earnings per share, the fair value for the options awarded in 2005, 2004, and 2003 for all fixed stock option plans was estimated as of the date of the grant using a Black-Scholes option valuation model. The following table sets forth the weighted-average assumptions for 2005, 2004, and 2003, respectively.

	2005	2004	2003
Risk-free interest rate	**3.75%**	3.60%	3.34%
Dividend yield	**.77%**	.63%	.88%
Volatility factor	**.194**	.181	.211
Weighted-average expected life	**5.3 years**	6 years	6 years

For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the option's vesting period. The impact on the Company's results of operations of financial position, as a result of apply SFAS No. 123(R), is not expected to be materially different from the pro forma results of operations. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation:

(In millions, except per share amounts)

	2005	2004	2003
Reported net income	**$46.0**	$38.1	$34.5
Add: Stock-based employee compensation expense*	**.1**	—	—
Less: Total fair value computed stock-based compensation, net of tax*	**(1.6)**	(1.5)	(1.5)
Pro forma net income	**$44.5**	$36.6	$33.0
Reported net income available per common share	**$2.07**	$1.73	$1.59
Pro forma net income available per common share	**$2.00**	$1.67	$1.52
Reported net income available per common share, assuming dilution	**$1.98**	$1.65	$1.52
Pro forma net income available per common share, assuming dilution	**$1.92**	$1.59	$1.46

*Includes expense related to restricted stock reported in net income.

The weighted-average grant-date fair value of options granted during 2005, 2004, and 2003 was $9.60, $7.47 and $6.06, respectively.

The Black-Scholes option valuation model used by the Company was developed for use in estimating the fair value of fully tradable options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. It is management's opinion that the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Earnings Per Common Share— Basic and diluted earnings per share are computed and disclosed under SFAS No. 128, "Earnings Per Share". Diluted earnings per share is computed based upon earnings applicable to common shares divided by the weighted-average number of common shares outstanding during the period adjusted for the effect of other dilutive securities.

Translation of Foreign Currencies—All assets and liabilities of foreign subsidiaries whose functional currency is other than the U.S. dollar are translated at year end exchange rates. All revenue and expense accounts are translated at average rates in effect during the respective period.

Use of Estimates— Management's best estimate of certain amounts is required in preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and actual results could differ from those estimates.

Reclassifications— Certain prior year amounts are reclassified when necessary to conform to the current year presentation. All share and per share data included in these financial statements reflect the Company's two-for-one stock splits effected in the form of a 100 percent stock distribution made on June 15, 2004.

Accounting Pronouncements— On December 16, 2004, the FASB issued SFAS No. 123(R) "Share-Based Payment", which requires compensation costs related to share-based payment transactions be recognized in the financial statements. With minor exceptions, the amount of compensation costs will be measured based on the grant-date fair value of the equity or liability instruments issued, over the period that the employee provides service in exchange for the award. In addition, liability awards will be re-measured each reporting period. This pronouncement is effective as of the beginning of the first fiscal year beginning after June 15, 2005. The impact on the Company's results of operations or financial position as of the adoption of this pronouncement is not expected to be materially different from the pro-forma results.

In May 2005, FASB issued SFAS No. 154 "Accounting Changes and Error Corrections", which changes the requirements for the accounting and reporting of a change in accounting principle. The statement requires retrospective application to prior period financial statements of changes in accounting principle, unless impracticable to do so. It also requires that a change in the depreciation, amortization, or depletion method for long-lived non-financial assets be accounted as a change in accounting estimate, effected by a change in accounting principle. Accounting for error corrections and accounting estimate changes will still be handled according to guidance in APB Opinion 20 "Accounting Changes" as carried forward in this pronouncement. The statement is effective for fiscal years beginning after December 15, 2005. The Company will adopt this pronouncement at that time, and account for accounting changes and errors accordingly. The Company does not expect a material impact on its results of operations or financial position.

In October 2005, FASB issued FASB Staff Position (FSP) No. FAS 123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)". Assuming all other criteria of the grant date definition have been met, grant date is the date the award is approved in accordance with an entity's corporate governance provisions, provided the award is a unilateral grant, whereby the recipient cannot negotiate the key terms and award conditions. As well the key terms and conditions are expected to be communicated to the recipient within a relatively short time from the date of approval. This FSP guidance is effective upon adoption of FASB 123(R). The Company will evaluate this guidance, but does not expect a material impact on its results of operations or financial position.

In November 2005, FASB issued FSP No. FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards". This FSP provides a practical transition election related to accounting for the tax effects of share-based payment awards to employees, as an alternative to the transition guidance for the APIC pool in paragraph 81 of Statement 123(R). The guidance in this FSP is effective after November 10, 2005 as posted to the FASB website. The Company may take up to one year from the later of adoption of SFAS 123(R) or the effective date of this FSP to evaluate its available transition alternatives and make its one-time election. The Company will evaluate this guidance, but does not expect a material impact on its results of operations or financial position.

In November 2005, FASB issued FSP Nos. FAS 115-1 and 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This FSP addressees the determination as to when an investment is considered impaired, whether the impairment is 'other-than-temporary', and the measurement of an impairment loss. The investment is impaired if the fair value is less than cost. The impairment is 'other-than-temporary' for equity securities and debt securities that can contractually be prepaid or otherwise settled in such a way that the investor would not recover substantially all of its cost. If 'other-than-temporary', an impairment loss shall be recognized in earnings equal to the difference between the investment's cost and its fair value. The guidance in this FSP is effective in reporting periods beginning after December 15, 2005. The Company will review FSP Nos. FAS 115-1 and 124-1, but does not expect the adoption of this FSP to have a material impact on its operating results or financial position.

2. INVESTMENTS

As of December 31, 2005, the Company held $36.0 million of current investments consisting of auction rate municipal bonds classified as available-for-sale securities and titled "Investments" in the balance sheet. Investments in these securities are recorded at cost, which approximates fair market value due to the variable interest rates, which typically reset every 7 to 35 days. While the underlying municipal bonds have stated contractual maturities which may be long-term, the Company has the ability to quickly liquidate these securities. As a result, there were no cumulative unrealized holding gains (losses) or realized gains (losses) from these current investments. All income generated from these current investments was recorded as "Other income" in the statement of income. Cash paid for these securities and proceeds from the sale of these securities have been included under the "Cash flows from investing activities" section of the cash flow statement.

The Company also holds an equity interest, 35 percent, in Pioneer Pump, Inc., which is accounted for using the equity method and is included as part of "Deferred and other assets" in the balance sheet. The carrying amount of the investment is adjusted for the Company's proportionate share of earnings, losses, and dividends. At December 31, 2005, the carrying value of the investment was $6.0 million.

3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, consists of the following:

(In millions)

	2005	2004
Land and Building	$ 52.8	$ 52.8
Machinery and Equipment	164.9	164.0
	217.7	216.8
Allowance for Depreciation	(122.3)	(120.9)
Other—Held for Sale	0.3	—
Total	$ 95.7	$ 95.9

The Company classifies certain assets as "Held-for-sale" at the lower of their carrying value or fair market value, according to SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

4. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company uses the purchase method of accounting for business combinations and accounts for goodwill on an impairment-only basis in accordance with SFAS Nos. 141 and 142, "Business Combinations" and "Goodwill and Other Intangible Assets", respectively. During the fourth quarter of each year, the Company performs its annual impairment testing required by SFAS No. 142 unless events or circumstances would indicate earlier impairment testing. No impairment loss was required to be recognized.

Information regarding the Company's other intangible assets which is included in "Deferred and other assets", and goodwill follows:

(In millions)

	2005	2004
Amortized intangibles		
Patents	$ 5.9	$ 3.5
Supply agreements	10.0	10.4
Other	4.2	1.7
Accumulated amortization	(10.1)	(9.3)
Total	$ 10.0	$ 6.3
Goodwill	$ 58.0	$57.4

Amortization expense related to intangible assets for the twelve months ended December 31, 2005 and January 1, 2005, was $1.4 and $2.1 million respectively. Amortization expense for each of the five succeeding years is projected as $1.3 million, $1.2 million, $1.1 million, $1.1 million and $1.0 million for fiscal 2006, 2007, 2008, 2009, 2010, respectively.

Other changes in the carrying amount of intangibles and goodwill reflect foreign currency fluctuations.

In the third quarter 2005, the Company recorded $1.7 million as an intangible asset when it purchased certain unpatented technology to expand the Company's centrifugal pump line. Also in the third quarter, the Company acquired the stock of Phil-Tite Enterprises, whereby $2.4 million was recorded as intangibles and $2.8 million as goodwill. In the second quarter 2005, the Company recorded $1.0 million as an intangible asset when it purchased certain pump designs and intellectual property from a third party.

Acquisitions—During 2005, the Company purchased the stock and certain intangible assets of Phil-Tite Enterprises for their estimated fair value of $6.0 million and 35 percent of the stock of Pioneer Pump Inc. for $5.9 million. During 2004, the Company acquired certain assets of JBD, Inc., a pump manufacturer located in Little Rock, Arkansas, for their estimated fair value of approximately $9.3 million.

Acquisitions are recorded using the purchase method of accounting. Accordingly, a portion of the aggregate purchase price is allocated to the net assets acquired based on the estimated fair values. When applicable, the excess of purchase price over the fair value of the net assets acquired is recorded as goodwill. The acquisitions did not materially affect the Company's financial statements.

5. EMPLOYEE BENEFIT PLANS

Defined Benefit Plans—As of December 31, 2005, the Company maintains three domestic pension plans and one German pension plan. The Company uses a December 31 measurement date for its plans.

The following table sets forth aggregated information related to the Company's pension benefits and other postretirement benefits, including changes in the benefit obligations, changes in plan assets, funded status, amounts recognized in the Consolidated Balance Sheets, and actuarial assumptions:

(In millions)

	Pension Benefits 2005	Pension Benefits 2004	Other Benefits 2005	Other Benefits 2004
Change in benefit obligation:				
Benefit obligation, b/o/y	**$141.3**	$132.9	**$ 16.0**	$ 13.2
Service cost	**3.9**	4.3	**0.4**	0.4
Interest cost	**7.7**	7.5	**0.8**	0.9
Plan amendments	**—**	—	**—**	2.4
Actuarial gain/loss	**5.6**	6.2	**(1.4)**	.7
Settlements paid	**(1.0)**	(1.0)	**—**	—
Benefits paid	**(7.4)**	(8.7)	**(1.5)**	(1.6)
Foreign currency exchange impact	**(1.1)**	0.1	**—**	—
Benefit obligation, e/o/y	**$149.0**	$141.3	**$ 14.3**	$ 16.0
Change in plan assets:				
Fair value of assets, b/o/y	**$133.9**	$119.6	**$ —**	$ —
Actual return on plan assets	**6.2**	18.0	**—**	—
Company contributions	**1.6**	5.7	**1.5**	1.6
Settlements paid	**(1.0)**	(1.0)	**—**	—
Benefits paid	**(7.4)**	(8.7)	**(1.5)**	(1.6)
Foreign currency exchange impact	**(.6)**	.3	**—**	—
Fair value of assets, e/o/y	**$132.7**	$133.9	**$ —**	$ —
Reconciliation of funded status:				
Funded status	**$(16.3)**	$ (7.4)	**$(14.3)**	$(16.0)
Unrecognized net loss	**8.8**	1.8	**2.2**	3.6
Unrecognized transition obligation	**—**	—	**3.4**	3.9
Unrecognized prior service cost	**4.2**	4.0	**2.0**	2.2
Net amount recognized	**$ (3.3)**	$ (1.6)	**$ (6.7)**	$ (6.3)
Amounts recognized in the Consolidated Balance Sheets:				
Employee benefit plan obligations	**$(16.8)**	$ (9.2)	**$ (6.7)**	$ (6.3)
Accrued expenses	**(0.1)**	(0.1)	**—**	—
Deferred income taxes	**3.7**	1.4	**—**	—
Deferred and other assets	**4.3**	4.1	**—**	—
Accumulated other comprehensive income	**5.6**	2.2	**—**	—
Net amount recognized	**$ (3.3)**	$ (1.6)	**$ (6.7)**	$ (6.3)

	Pension Benefits 2005	Pension Benefits 2004	Other Benefits 2005	Other Benefits 2004
Increase in minimum liability included in other comprehensive income	**$ 3.4**	$ 0.2	**$ —**	$ —

Actuarial assumptions used to determine benefit obligations:

	Pension Benefits 2005	Pension Benefits 2004	Other Benefits 2005	Other Benefits 2004
Discount rate	**5.65%**	5.75%	**5.65%**	5.75%
Rate of increase in future compensation	**3-8.00%** (Graded)	2.5-7.00% (Graded)	**3-8.00%** (Graded)	2.5-7.00% (Graded)

Actuarial assumptions used to determine periodic benefit cost:

	Pension Benefits 2005	Pension Benefits 2004	Other Benefits 2005	Other Benefits 2004
Discount rate	**5.75%**	6.25%	**5.75%**	6.25%
Rate of increase in future compensation	**3-8.00%** (Graded)	2.5-7.00% (Graded)	**3-8.00%** (Graded)	2.5-7.00% (Graded)
Expected long-term rate of return on plan assets	**8.50%**	9.25%	**—**	—

The accumulated benefit obligation for the Company's qualified defined benefit pension plans was $131.1 million and $124.6 million at December 31, 2005 and January 1, 2005.

The following table sets forth aggregated net periodic benefit cost for 2005, 2004, and 2003:

(In millions)

	Pension Benefits 2005	Pension Benefits 2004	Pension Benefits 2003	Other Benefits 2005	Other Benefits 2004	Other Benefits 2003
Service cost	**$ 3.9**	$ 4.3	$ 4.1	**$0.4**	$0.4	$0.3
Interest cost	**7.7**	7.5	7.6	**0.8**	0.9	0.8
Expected return on assets	**(10.3)**	(10.9)	(10.6)	**—**	—	—
Amortization of unrecognized obligation/ (asset)	**—**	—	—	**0.5**	0.5	0.5
Prior service cost	**1.7**	1.4	1.5	**0.2**	0.2	—
Loss/(Gain)	**0.2**	—	(0.2)	**0.1**	0.2	0.2
Net periodic benefit cost	**$ 3.2**	$ 2.3	$ 2.4	**$2.0**	$2.2	$1.8
Settlement	**0.3**	0.3	0.2	**—**	—	—
Total benefit cost	**$ 3.5**	$ 2.6	$ 2.6	**$2.0**	$2.2	$1.8

The Company consults with actuaries, asset allocation consultants and investment advisors to determine the expected long-term rate of return on plan assets. Plan assets are invested in a diversified portfolio of equity and fixed-income securities in order to maximize the long-term return for a prudent level of risk. Furthermore, equity investments are diversified across growth, value, small and large capitalizations. Investment risk is measured and monitored on an ongoing basis through investment portfolio reviews, annual liability measurements, and periodic asset/liability studies. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, plan liquidity needs and corporate financial condition. Based on these analyses the Company has assumed the expected long-term rate of return on plan assets will be 8.5 percent. The qualified plans' asset allocations at December 31, 2005, and January 1, 2005, by asset category are as follows:

Plan Assets at December 31

	2005	2004
Equity Securities	**74%**	74%
Fixed Income Securities	**26%**	26%
Total	**100%**	100%

Equity securities include Company stock of $18.5 million (14 percent of total plan assets) and $25.5 million (20 percent of total plan assets) at December 31, 2005 and January 1, 2005, respectively.

The Company's German pension plan is partially funded with insurance contracts up to maximums established by German tax legislation. Benefits above the statutory maximums are recorded in the Company's balance sheet.

One of the Company's four pension plans covers certain management employees. The Company does not fund this plan, and its assets were zero in 2005 and 2004. The plan's projected benefit obligation and accumulated benefit obligation were $6.1 million and $4.8 million, respectively, at December 31, 2005, and $6.4 million and $5.0 million, respectively, at January 1, 2005.

The Company estimates total contributions to the plans of $2.6 million in 2006.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(In millions)

	Pension Benefits	Other Benefits
2006	$ 8.9	$1.2
2007	8.4	1.2
2008	8.7	1.2
2009	9.9	1.2
2010	9.0	1.2
Years 2011 through 2015	53.3	6.3

The Company's other postretirement benefit plans provide health and life insurance benefits to domestic employees hired prior to 1992. The Company effectively capped its cost for those benefits through plan amendments made in 1992, freezing Company contributions for insurance benefits at 1991 levels for current and future beneficiaries with actuarially reduced benefits for employees who retire before age 65. On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. After reviewing the Act, it was determined that there was no direct impact to the Company's postretirement medical plan. However, to assist retirees in maintaining their current standard of living, the Company decided to make a one-time increase to its post-65 benefit payment to retirees. The accumulated postretirement benefit obligation for this benefit change increased $2.4 million.

Defined Contribution Plans—The Company maintains an integrated 401(k) and Employee Stock Ownership Plan (ESOP). In 1996 and 1992, the ESOP Trustee acquired shares of Company common stock on the open market using the proceeds of a ten-year, $0.3 million loan and a fifteen-year, $3.0 million loan, respectively, from the Company. Under the terms of the variable rate loan (6.31 percent at December 31, 2005), principal plus interest is payable in equal annual installments. The shares of stock purchased with the loan proceeds are collateral for the loan and are considered outstanding for purposes of calculating earnings per share.

The Company contributes a portion of its 401(k) matching contribution as well as an additional annual contribution, both subject to the Company's annual financial results, to the ESOP Trust. The ESOP Trustee uses a portion of the Company's contributions to make principal and interest payments on the loan. As loan payments are made, shares of common stock are released as collateral and are allocated to participants' accounts. The balance of the Company's contributions in cash or common stock is made to the Company stock fund of the 401(k) and ESOP Trusts, and allocated to participants' accounts to satisfy the balance of the Company's 401(k) matching contribution.

At December 31, 2005, 441,475 shares were allocated to the accounts of participants, 29,268 shares were committed to be released and allocated to the accounts of participants for service rendered during 2005, and 54,051 shares were held by the ESOP Trust in suspense. The following table sets forth the interest expense and Company contributions to the integrated ESOP and 401(k) Plan.

(In millions)

	2005	2004	2003
Interest expense incurred by the plan on ESOP debt	**$0.0**	$0.0	$0.1
Company contributions to integrated plan	**$0.6**	$0.9	$1.0

6. ACCRUED LIABILITIES

Accrued liabilities consist of:

(In millions)

	2005	2004
Salaries, wages and commissions	**$13.5**	$13.9
Product warranty costs	**7.0**	7.1
Insurance	**5.2**	6.6
Employee benefits	**2.2**	2.1
Other	**6.3**	3.7
	$34.2	$33.4

7. INCOME TAXES

Income before income taxes consisted of:

(In millions)

	2005	2004	2003
Domestic	**$55.2**	$48.1	$42.5
Foreign	**15.9**	10.9	8.8
	$71.1	$59.0	$51.3

The income tax provision consisted of:

(In millions)

	2005	2004	2003
Current payable:			
Federal	**$15.9**	$12.9	$ 9.3
Foreign	**6.6**	5.0	3.0
State	**2.3**	1.8	1.4
Deferred:			
Federal	**0.6**	1.8	2.1
Foreign	**(0.8)**	(0.7)	0.7
State	**0.5**	0.1	0.3
	$25.1	$20.9	$16.8

Significant components of the Company's deferred tax assets and liabilities were as follows:

(In millions)

	2005	2004
Deferred tax assets:		
Accrued expenses and reserves	**$ 5.7**	$ 5.7
Compensation and employee benefits	**10.1**	7.6
Other items	**1.6**	1.5
Total deferred tax assets	**17.4**	14.8
Deferred tax liabilities:		
Accelerated depreciation on fixed assets	**10.4**	9.0
Other items	**0.6**	1.7
Total deferred tax liabilities	**11.0**	10.7
Net deferred tax assets	**$ 6.4**	$ 4.1

The portions of current and non-current deferred tax assets and liabilities were as follows:

(In millions)

	2005		2004	
	Deferred Tax Assets	**Deferred Tax Liabilities**	Deferred Tax Assets	Deferred Tax Liabilities
Current	**$11.0**	**$ 0.3**	$10.6	$ 0.2
Non-current	**6.4**	**10.7**	4.2	10.5
	$17.4	**$11.0**	$14.8	$10.7

The valuation allowance for deferred tax assets was not significant in 2005 or 2004.

The differences between the statutory and effective tax rates were as follows:

	2005	2004	2003
U.S. Federal statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**2.5**	2.1	2.2
Extraterritorial income exclusion	**(1.0)**	(1.8)	(4.0)
R&D tax credits	**(0.5)**	(0.7)	(1.2)
Other items	**(0.7)**	0.9	0.8
Effective tax rate	**35.3%**	35.5%	32.8%

8. DEBT

Long-term debt consisted of:

(In millions)

	2005	2004
Insurance Company—6.31 percent, principal payments of $1.0 million due in annual installments, with a balloon payment of $10.0 in 2008 ($1.9 denominated in JPY at 12/31/05)	**$12.3**	$13.3
Capital Leases	**1.3**	1.8
	13.6	15.1
Less Current Maturities	**(1.3)**	(1.3)
	$12.3	$13.8

The following debt payments are expected to be paid:

(In millions)

	Total	Year 1	Year 2	Year 3	Year 4	Year 5
Debt	$12.3	$1.0	$1.0	$10.3	$—	$—
Capital Leases	1.3	0.3	0.3	0.3	0.4	0.0
	$13.6	$1.3	$1.3	$10.6	$0.4	$0.0

On September 9, 2004, the Company entered into an unsecured, 60-month, $80.0 million revolving credit agreement (the "Agreement"). The Agreement provides for various borrowing rate options including interest rates based on the London Interbank Offered Rates (LIBOR) plus interest spreads keyed to the Company's ratio of debt to earnings before interest, taxes, depreciation, and amortization (EBITDA). The Agreement contains certain financial covenants with respect to borrowings, interest coverage, loans or advances and investments. The Company had no outstanding borrowings under the Agreement at December 31, 2005. The Company also has certain overdraft facilities at its foreign subsidiaries.

The Company was in compliance with all debt covenants at all times in 2005 and 2004.

9. INTEREST RATE RISK

On September 24, 2003 the Company entered into a fixed-to-variable interest rate swap to achieve a desired proportion of variable vs. fixed rate debt. The fixed-to-variable interest rate swap is accounted for as a fair value hedge, per SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", with effectiveness assessed based on changes in the fair value of the underlying debt using incremental borrowing rates currently available on loans with similar terms and maturities. The effective gain or loss on the interest rate swap and that of the underlying debt are equal and offsetting, resulting in no net effect to earnings. The fair value of this hedge instrument was $(0.3) million at December 31, 2005 and is recorded in "Other assets" and "Other long-term liabilities" in the balance sheet.

The swap contract has a notional amount of $10 million and matures on November 10, 2008. Per the terms of the swap contract the Company receives interest at a fixed rate of 6.31 percent and pays interest at a variable rate based on the three month LIBOR rate plus a spread. The average variable rate paid by the Company in 2005 was 6.4 percent. The differential in interest rates on the swap is recognized as an adjustment of interest expense over the term of the agreement.

10. SHAREOWNERS' EQUITY

The Company had 22,485,416 shares of common stock (45,000,000 shares authorized, $.10 par value) outstanding at the end of 2005.

During 2005, 2004, and 2003, pursuant to a stock repurchase program authorized by the Company's Board of Directors, the Company repurchased a total of 366,308 shares for $13.8 million, 102,800 shares for $3.1 million and 380,294 shares for $9.8 million, respectively. Of these shares, 300,000 were repurchased from an officer of the Company in 2003. All repurchased shares were retired.

During 2004 and 2003, under terms of a Company stock option plan, participants delivered 21,312 shares for $0.7 million and 186,832 shares for $5.0 million, respectively, of Company common stock as consideration for stock issued upon the exercise of stock options. There were no such transactions in 2005. Of these shares, 21,312 in 2004 and 163,776 in 2003 were from officers of the Company. The shares delivered to the Company were subsequently retired.

In 2005, 2004, and 2003, the Company recorded a $7.0 million, $2.4 million and $5.1 million, respectively, reduction in deferred tax liability and an increase to shareowners' equity as a result of stock option exercises.

Accumulated other comprehensive gain (loss), consisting of the currency translation adjustment and the pension liability adjustment, was $6.2 million and $(5.6) million, respectively, at December 31, 2005, and $15.7 million and $(2.2) million, respectively, at January 1, 2005.

11. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

(In millions, except per share amounts)

	2005	2004	2003
Numerator:			
Net Income	**$46.0**	$38.1	$34.5
Denominator:			
Basic			
Weighted-average common shares	**22.2**	22.0	21.6
Diluted			
Effect of dilutive securities:			
Employee and director incentive stock options and awards	**1.0**	1.1	1.0
Adjusted weighted-average common shares	**23.2**	23.1	22.6
Basic earnings per share	**$2.07**	$1.73	$1.59
Diluted earnings per share	**$1.98**	$1.65	$1.52

12. STOCK-BASED COMPENSATION

The Company has authorized the grant of options to purchase common stock and award shares of common stock of the Company to employees and non-employee directors of the Company and its subsidiaries under two fixed stock plans. The plans and the original number of authorized shares available for grants are as follows:

	Shares
Franklin Electric Co., Inc. Stock Option Plan	3,600,000
Franklin Electric Co., Inc. Stock Plan—options	1,150,000
Franklin Electric Co., Inc. Stock Plan—awards	150,000

During 2005, all remaining authorized shares available for grant under the Franklin Electric Co., Inc. Stock Option Plan were awarded. On April 29, 2005, the Franklin Electric Co., Inc. Stock Plan (the "Stock Plan") was approved by the Company's shareholders. Under the Stock Plan, employees and non-employee directors may be granted stock options or stock awards.

Stock Option Grants—Under each of the above plans, the exercise price of each option equals the market price of the Company's common stock on the date of grant and the options expire ten years after the date of the grant. Generally, options granted to non-employee directors vest 33 percent a year and become fully vested and exercisable after three years. Options granted to employees vest at 20 or 25 percent a year and become fully vested and exercisable after five years or four years, respectively. Subject to the terms of the plans, in general, the aggregate option price and any applicable tax withholdings may be satisfied in cash or its equivalent, or by the plan participant's delivery of shares of the Company's common stock owned more than six months, having a fair market value at the time of exercise equal to the aggregate option price and/or the applicable tax withholdings.

A summary of the Company's fixed stock option plans activity and related information for 2005, 2004, and 2003 follows:

(shares in thousands)

	2005		2004		2003	
Fixed Options	**Shares**	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**2,401**	**$20.610**	2,534	$18.925	2,928	$16.060
Granted	**183**	**40.926**	199	30.569	456	23.895
Exercised	**(777)**	**18.388**	(331)	13.663	(748)	10.425
Forfeited	**(14)**	**27.524**	—	—	(102)	21.230
Outstanding at end of year	**1,793**	**$23.600**	2,402	$20.610	2,534	$18.925

The following summarizes information about fixed stock options outstanding at December 31, 2005:

(shares in thousands)

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number Outstanding at 12/31/05**	**Weighted-Average Remaining Contractual Life (in years)**	**Weighted-Average Exercise Price**	**Number Exercisable at 12/31/05**	**Weighted-Average Exercise Price**
$10.50 to 17.50	**509**	**4.45**	**$16.22**	**485**	**$16.17**
17.51 to 29.00	**913**	**6.36**	**22.84**	**521**	**22.40**
29.01 to 44.55	**371**	**8.64**	**35.57**	**50**	**31.30**
$10.50 to 44.55	**1,793**	**6.29**	**$23.60**	**1,056**	**$19.97**

Stock Awards—Under the Stock Plan, employees and non-employee directors may be granted stock awards or grants of restricted shares of the Company's common stock, vesting subject to the employees' performance of certain goals. The Stock Plan is an amendment and restatement of the Franklin Electric Co., Inc. Key Employee Performance Incentive Stock Plan (the "Incentive Plan"), established in 2000. Prior to April 29, 2005, 16,300 shares had been awarded under the Incentive Plan and an additional 150,000 shares were authorized for stock awards under the Stock Plan. During 2005, 17,992 shares of the Company's common stock were awarded to non-employee directors. Also during 2005, 15,000 shares of restricted stock, subject to five year cliff vesting and attainment of certain performance goals, were awarded to executive employees. During 2004, 6,300 shares of restricted stock, subject to four year cliff vesting and attainment of certain performance goals, were awarded to non-executive employees. No shares were awarded in 2003. At December 31, 2005, 127,008 shares were available for future awards.

13. SEGMENT AND GEOGRAPHIC INFORMATION

Based on the management approach established by SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information", the Company's business consists of two operating segments based on the principal end market served: the Water Systems segment and the Fueling Systems segment.

The Water Systems segment designs, manufactures and sells motors, pumps, electronic controls and related parts and equipment primarily for use in submersible water and other fluid system applications. The Fueling Systems segment designs, manufactures and sells pumps, electronic controls and related parts and equipment primarily for use in submersible fueling system applications. The Fueling Systems segment integrates and sells motors and electronic controls produced by the Water Systems segment.

Under SFAS No. 131's aggregation criteria, the Company's operating segments have been combined into a single reportable segment. As a result, there are no significant differences between reportable segment financial information and the Company's consolidated results.

Net sales by product category, net of inter-company balances, is as follows:

	2005	2004	2003
Water Systems	**$367.1**	$333.5	$291.8
Fueling Systems	**72.5**	70.8	67.7
Total	**$439.6**	$404.3	$359.5

Geographical information

	Net Sales			Long-lived assets		
	2005	**2004**	**2003**	**2005**	**2004**	**2003**
United States	**$275.5**	$254.3	$230.6	**$51.6**	$48.5	$43.9
Foreign	**164.1**	150.0	128.9	**44.1**	47.4	40.0
Total	**$439.6**	$404.3	$359.5	**$95.7**	$95.9	$83.9

ITT Industries, Inc., and its various subsidiaries and affiliates, accounted for 14.9 percent, 19.2 percent and 18.0 percent of the Company's consolidated sales in 2005, 2004, and 2003, respectively. Pentair Corporation and its various subsidiaries and affiliates, accounted for 12.6 and 20.7 percent, of the Company's consolidated sales in 2005 and 2004, respectively. Sta-Rite Industries, Inc., formerly a part of the manufacturing subsidiary of Wisconsin Energy Corporation, accounted for 13.6 percent of the Company's consolidated sales in 2003. Sta-Rite Industries, Inc. was acquired by Pentair Corporation during 2004 and its sales have been included with Pentair's sales for 2004 and 2005.

14. RESTRUCTURING

The Company incurred $1.9 million of expenses during 2005 (included in "Restructure Expense" on the income statement) related to its Global Manufacturing Realignment Program. The costs in 2005 were primarily for asset impairment, equipment transfers, travel, severance, and other employee related expenses. The Company has substantially completed the consolidation of the Motta de Livenza, Italy factory into other European factories as well as the Fueling Systems consolidation. While ramp up of the Linares, Mexico facility will continue, the operations contemplated in the original plan have begun. Therefore, the Company's Realignment Program announced in late 2003 is considered substantially complete. The program was originally estimated to cost about $10.0 million and has been completed for a total cost of about $7.5 million incurred during 2005 and 2004. Costs related to equipment transfers and impairments, severance and other employee related costs were less than the original estimates.

The components and use of the restructuring reserve is summarized below:

(In millions)

	Severance Benefits	Other
Balance January 1, 2005	$ 0.3	$ 0.0
Restructuring Expense	0.1	1.8
Cost Incurred	(0.4)	(1.8)
Balance December 31, 2005	$ 0.0	$ 0.0

15. CONTINGENCIES AND COMMITMENTS

The Company is defending various claims and legal actions, including environmental matters, which have arisen in the ordinary course of business. In the opinion of management, based on current knowledge of the facts and after discussion with counsel, these claims and legal actions can be successfully defended or resolved without a material adverse effect on the Company's financial position, results of operations, and net cash flows.

Total rent expense charged to operations for operating leases including contingent rentals was $4.3 million, $3.4 million and $3.0 million for 2005, 2004, and 2003, respectively. The future minimum rental payments for non-cancelable operating leases as of December 31, 2005, are as follows: 2006, $3.1 million; 2007, $2.4 million; and 2008, $1.8 million. Rental commitments subsequent to 2008 are not significant by year, but aggregated are $6.1 million in total.

Below is a table that shows the activity in the warranty accrual accounts:

(In millions)

	2005	2004
Beginning Balance	**$7.1**	$5.4
Accruals related to product warranties	**5.4**	4.9
Reductions for payments made	**(5.5)**	(3.2)
Ending Balance	**$7.0**	$7.1

16. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited quarterly financial information for 2005 and 2004 is as follows:

(In millions, except per share amounts)

	Net Sales	Gross Profit	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share
2005					
1st Quarter	**$ 82.4**	**$ 25.5**	**$ 5.8**	**$0.26**	**$0.25**
2nd Quarter	**123.5**	**41.4**	**13.6**	**0.61**	**0.59**
3rd Quarter	**119.1**	**40.3**	**13.2**	**0.59**	**0.57**
4th Quarter	**114.6**	**40.6**	**13.4**	**0.60**	**0.58**
	$439.6	**$147.8**	**$46.0**	**$2.07**	**$1.98**
2004					
1st Quarter	$ 80.2	$ 23.6	$ 5.1	$0.23	$0.22
2nd Quarter	106.2	34.5	10.9	0.50	0.48
3rd Quarter	110.3	36.1	11.1	0.51	0.48
4th Quarter	107.6	36.0	11.0	0.50	0.47
	$404.3	$130.2	$38.1	$1.73	$1.65

Company Information

Directors

Jerome D. Brady,
Retired President and Chief Executive Officer,
C & K Components, Inc. (A)

Diana S. Ferguson,
Senior Vice President, Strategy and
Corporate Development
Sara Lee Corporation (A, C)

David A. Roberts,
President and Chief Executive Officer,
Graco, Inc. (B, C)

R. Scott Trumbull,
Chairman of the Board and Chief Executive Officer,
Franklin Electric Company, Inc.

David M. Wathen,
President and Chief Executive Officer,
Balfour Beatty, Inc. (B, C)

Howard B. Witt,
Retired Chairman of the Board, President and
Chief Executive Officer,
Littelfuse, Inc. (B)

Thomas L. Young,
Retired Executive Vice President and
Chief Finanical Officer
Owens-Illinois, Inc. (A, C)

(A) Member of Audit Committee
(B) Member of Personnel and Compensation Committee
(C) Member of Corporate Governance Committee

Officers

R. Scott Trumbull,
Chairman of the Board and Chief Executive Officer

Peter C. Maske,
Senior Vice President and President of Europa

Gregg C. Sengstack,
Senior Vice President, International & Fueling Systems

Daniel J. Crose,
Vice President, North American Submersible Operations

Donald R. Hobbs,
Vice President, Office of the Chairman

Thomas A. Miller,
Vice President, Engineering and Electronic Technology

Kirk M. Nevins,
Vice President, Office of the Chairman

Robert J. Stone,
Vice President, Sales, Marketing and Technology

Thomas J. Strupp,
Vice President, Chief Financial Officer and Secretary

Gary D. Ward,
Vice President, Human Resources

Corporate Headquarters

Franklin Electric Co., Inc.
400 East Spring Street
Bluffton, Indiana 46714
Tel: 260.824.2900
Fax: 260.824.2909
www.franklin-electric.com

Worldwide Operations

Water Systems Products

Berzo Demo, Italy
Bluffton, IN, U.S.A.
Brno, The Czech Republic
Grant County, IN, U.S.A.
Johannesburg, South Africa
Linares, Mexico
Little Rock, AR, U.S.A.
Melbourne, Australia
Monterrey, Mexico
Motta di Livenza, Italy
Shanghai, China
Siloam Springs, AR, U.S.A.
Suzhou, China
Tokyo, Japan
Wilburton, OK, U.S.A.
Wittlich, Rhineland, Germany

Fueling Systems Products

Madison, WI, U.S.A.
Saco, ME, U.S.A.
Redding, CA, U.S.A.
Wittlich, Rhineland, Germany

Independent Auditors

Deloitte & Touche LLP, Chicago, IL, U.S.A.

Transfer Agent

LaSalle Bank National Association, Chicago, IL, U.S.A.

Stock Exchange

Franklin Electric's common stock is traded on the Nasdaq National Market under the symbol FELE.

Shareowners' Information

The Company will provide a copy of supplemental information and Form 10-K Annual Report to the Securities and Exchange Commission Free of charge to any shareowner requesting a copy in writing. Inquiries should be directed to Corporate Secretary, Franklin Electric Co., Inc., 400 East Spring Street, Bluffton, Indiana 46714

Notice of Annual Meeting

The Annual Meeting of Shareowners will be held on April 28, 2006, at 9:00 a.m., E.T., at 400 East Spring Street, Bluffton, Indiana.

Franklin Electric

400 East Spring Street
Bluffton, Indiana 46714
TEL: 260.824.2900
FAX: 260.824.2909
www.franklin-electric.com